April 29, 2005

By Fax (202-772-9204) and U.S. Mail

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporate Finance (Mail Stop 03-08)

United States Securities and Exchange Commission

Washington, DC 20549

Re:	iParty Corp.
Form 10-K for the fiscal year ended December 25, 2004
File Date: March 25, 2004
File No. 001-15611

Dear Mr. Ohsiek:

iParty Corp. (“iParty” or the “Company”) is responding to your letter dated April 18, 2005 concerning our Annual Report on Form 10-K for the fiscal year ended December 25, 2004 as filed with the Commission on March 25, 2004.  For your convenience, we have restated your comments in full in italics below and have drafted our responses within the numbered comments and headings used in your letter.  The additions and revisions noted below will be included, as applicable, in an amended filing on Form 10-K/A for the year ended December 25, 2004 and all future filings by iParty with the Commission.  The Company’s filing of the Form 10-K/A will be stayed pending any further comments you may have, or confirmation that your office has no additional comments and that the Company is thereby authorized to file its amended Annual Report on Form 10-K/A.

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Form 10-K for the Fiscal Year Ended December 25, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Inventory and Related Allowance for Obsolete and Excess Inventory, page 11

1.                                       In future filings please disclose a rollforward showing the activity in your obsolete inventory reserve either in the notes to the financial statements or within Schedule II.  Also provide us supplementally with a rollforward of your reserve for each period presented in a manner consistent with the rollforward that would be required in the schedule of valuation and qualifying accounts.

In our future filings we will disclose a rollforward showing the activity in our obsolete and excess inventory reserve in the notes to our financial statements.  Below, per your request, we are supplementally providing you with a rollforward of our reserve for each period presented in a manner consistent with the rollforward that would be required in the schedule of valuation and qualifying accounts.

	Dec 25, 2004	Dec 27, 2003	Dec 28, 2002
Beginning balance	$1,400,262	$1,394,349	$637,770
Increases to reserve	200,000	300,000	$1,187,579
Write-offs against reserve	(303,407)	(294,087)	(431,000)
Ending balance	$1,296,855	$1,400,262	$1,394,349

2.                                       Please tell us more about the specific nature and amount of each adjustment made to your estimates of vendor rebates, discounts, freight and reserves for obsolete and excess inventory.  Please specify whether each change in estimate resulted in an increase or decrease in earnings and in what statement of operations line item the adjustments were reflected.

The net impact of adjustments made in 2003 for accounting for vendor rebates, discounts, freight and for estimating an appropriate allowance for obsolete and excess inventory increased pre-tax income by $141,757.  The specific nature and amount of each adjustment is as follows:

We receive rebates from certain trade vendors, typically associated with reaching purchasing volume thresholds.  We also receive purchase discounts from certain trade vendors.  In 2003 we refined our methodology for accounting for these rebates and discounts.  The refined methodology involves recording these rebates and discounts as reductions to the value of our inventory as the related inventory is purchased.  We amortize these rebates and discounts into cost of products sold as the related inventory is sold.  Adopting this refined methodology increased our cost of products sold in 2003 by $86,660 for rebates and $67,389 for the discounts described above.

We also incur separately billed freight costs from certain trade vendors.  In 2003 we refined our methodology for accounting for these freight costs.  The refined methodology involves recording these costs as additions to the value of our inventory as the costs are incurred.  We amortize these freight costs into cost of products sold as the inventory is sold.  Adopting this refined methodology reduced our cost of products sold in 2003 by $95,806.

In 2003 we also refined our methodology for estimating an appropriate allowance for obsolete and excess inventory.  This refined methodology involves estimating future sales for each individual SKU based on historical selling rates for the previous 52 weeks.  Should we own more inventory than we expect to sell, we reserve for the write-off of this excess inventory.  Adopting this refined methodology reduced our cost of products sold in 2003 by $200,000.

Impairment of Long-Lived Assets, page 12

3.                                       Your current policy of reviewing each store annually for impairment does not appear consistent with the requirements of paragraph 8 of SFAS 144.  Please supplementally confirm to us that you follow the guidance in SFAS and revise future filings to clarify your policy.

In our annual report we inadvertently misstated our current policy of reviewing for impairment of long-lived assets.  Our current policy is to review each store for impairment indicators whenever events and changes in circumstances suggest that the carrying amounts may not be recoverable from estimated future store cash flows.  Our review considers store operating results, future sales growth and cash flows.  We are not aware of any impairment indicators for any of our stores at December 25, 2004.  The conclusion regarding impairment may differ from current estimates if underlying assumptions or business strategies change.

Per your instructions, we will revise our future filings to clarify our policy in this respect.

Liquidity and Capital Resources, page 14

4.                                       On December 25, 2004 you have approximately $305,000 of additional availability under the line of credit.  Please help us better understand how you calculate the availability under your line of credit agreement.  Specifically, help us understand the difference between your reported accounts receivable and inventory and the “Acceptance Inventory at Cost” and “Eligible Credit Card Receivables” used to determine availability under the credit agreement.  Please tell us how you intend to revise future filings to provide more clarity surrounding the determination of your borrowing capacity.

Under our line of credit agreement, our inventory and accounts receivable secure our line of credit.  We borrow against these assets at agreed upon advance rates, which may vary at different times of the year.

Our inventory consists of party supplies which are valued at the lower of weighted-average cost or market and are reduced by an allowance for obsolete and excess inventory and other adjustments, including vendor rebates, discounts and freight costs.  Our line of credit availability calculation allows us to borrow against “Acceptable Inventory at Cost,” which takes our inventory at cost and reflects adjustments that our lender has approved which may be different than adjustments we use for valuing our inventory in our financial statements, such as the adjustment to reserve for inventory shortage.  The amount of “Acceptable Inventory at Cost” was $11,431,305 at December 25, 2004.

Our accounts receivable consists primarily of vendor rebates receivables and credit card receivables.  Our line of credit availability calculation allows us to borrow against “Eligible Credit Card Receivables,” which are the credit card receivables for the previous three days of business.  The amount of “Eligible Credit Card Receivables” was $181,006 at December 25, 2004.

The total borrowing base is then determined by adding the “Acceptable Inventory at Cost” times an agreed upon advance rate plus the “Eligible Credit Card Receivables” times an agreed upon advance rate.  The total borrowing base at December 25, 2004 was $6,441,073.  Under the terms of our line of credit, this amount was then further reduced by (1) 5% of the adjusted credit limit on the total line of credit, (2) customer deposits, (3) gift certificates, (4) merchandise credits and (5) outstanding letters of credit.  Therefore, given our line of credit limit of $7,500,000 our additional availability at December 25, 2004 was approximately $305,000.

Per your instructions, we will revise our future filings to clarify our policy in this respect.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.                                       Please amend your filing and have your independent accountants modify their audit report to comply with PCAOB Auditing Standard No. 1.  In particular, it is no longer appropriate to refer to auditing standards “generally accepted” in the United States.  Rather, the audit report should describe the PCAOB’s standards exactly as follows:  “the standards of the Public Company Accounting Oversight Board (United States).”  Also have your accountants revise the first paragraph of the opinion to state that the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficit) and cash flows were audited for the three years in the period ended December 25, 2004 as opined on by them in the last paragraph.

We will amend our filing on Form 10-K and have our independent accountants modify their audit report to comply with PCAOB Auditing Standard No. 1 and modify the first paragraph of their opinion, per your comments above.

Consolidated Statements of Operations, page F-4

6.                                       Please revise future filings to present only one subtotal labeled “Income (loss) before income taxes” in order to avoid confusing the reader.

Per your request, we will prepare our future filings to present only one subtotal labeled “Income (loss) before income taxes” in order to avoid confusing the reader.  The subtotal before Interest income and Interest expense will be labeled “Income (loss) before interest and income taxes” in our future filings.

Notes to Consolidated Financial Statements

Note 6, Income Taxes, page F-13

7.                                      Citing the factors in paragraphs 20-25 of SFAS 109, please explain to us in detail the positive and negative evidence you considered in determining that a 100% valuation allowance was appropriate as of December 25, 2004.  Also indicate what factors you have identified that lead you to believe that the company’s recent trend of taxable income may not continue.  Additionally, please revise your MD&A in future filings to discuss in more detail the basis for the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the valuation allowance.  Please reconcile the significant negative evidence as to expected future taxable income contemplated by your 100% valuation allowance with the significant positive evidence for continued favorable earnings disclosed in the Overview section of MDA.  We may have further comments after reviewing your response.

The positive evidence we considered in determining our valuation allowance included that (1) we were profitable for the last two years due to the success of our Halloween seasons (2) we achieved positive comparable store sales growth and improved merchandise margins during these years and (3) we had a business plan that projects profitability.

The negative evidence we considered in determining our valuation allowance included (1) we have been profitable for only two years and we have been unprofitable for the first nine months of those years, (2) our operating income declined in 2004, (3) our operating profit margins were less than 2% of revenues in each of these years, (4) our business plan projects similar profit margins for the next several years, making our projected profitability vulnerable to certain risks, including (a) the risk that we may not be able to generate significant taxable income to fully utilize our $23 million NOL, (b) the risk of unseasonable weather in a single geographic region, New England, where our stores are concentrated, (c) the risk of being so dependent upon a single season, Halloween, for a significant amount of annual sales and profitability and (d) the risk of rising prices for petroleum products, which are a key raw material for much of our merchandise and which affect our freight costs, (5) the costs for opening new stores, which is part of our business plan, will put pressure on our profit margins until these stores reach maturity and (6) the investment in infrastructure required to support our store expansion plan will increase our costs.

The negative evidence is strong enough for us to conclude that the level of our future profitability is uncertain at this time and we believe that it is prudent for us to maintain our 100% valuation allowance until we have a longer track record of profitability and we can reduce our exposure to the risks described above.

Per your instructions, we will revise our future filings to discuss in more detail the basis for the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the valuation allowance.

Note 17.  Quarterly Financial Data (unaudited), page F-22

8.                                       In future filings, please provide a measure of gross profit as required by Item 302 of Regulation S-K.

Per your request, in future filings we will provide a measure of gross profit in our Quarterly Financial Data as required by Item 302 of Regulation S-K

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We acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and guidance in helping us to comply with applicable disclosure requirements and will provide any supplemental information you may require to better clarify our disclosures.  If you have any questions regarding our response, please call me or Patrick Farrell, our President and Chief Financial Officer.  We both can be reached at (781) 329-3952.

Sincerely,

/s/ Sal Perisano
Sal Perisano
Chairman of the Board
and Chief Executive Officer

Encls.

cc:	Patrick Farrell
iParty Corp.

Jaime Pereira
Ernst & Young LLP

Donald H. Siegel, P.C.
Posternak Blankstein & Lund LLP